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                            February 22, 2023

       Erke Huang
       Chief Financial Officer
       Bit Digital, Inc.
       33 Irving Place
       New York, NY 10003

                                                        Re: Bit Digital, Inc.
                                                            Form 20-F Filed
April 15, 2022
                                                            Form 6-K Filed
December 7, 2022
                                                            Response dated
November 28, 2022
                                                            File No. 001-38421

       Dear Erke Huang:

              We have reviewed your November 28, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       September 22, 2022 letter.

       Form 6-K Filed December 7, 2022

       Exhibit 99.1 Bit Digital press release dated December 7, 2022 Consolidated Statements of Cash Flows, page 22

   1. We note you present the purchase of digital assets (USDC) as an investing activity.
                                                        Please tell us how you
considered the guidance in ASC 230 in determining to present this activity as an
investing activity.
       6. Property and Equipment, Net, page 31

   2. We note your disclosure that you can no longer use any of your ETH miners to mine ETH.
                                                         Please tell how you
determined the carrying amount of your ETH miners was recoverable at September 30, 2022
and no impairment was required. Specifically tell us how you
 Erke Huang
FirstName
Bit Digital,LastNameErke Huang
            Inc.
Comapany22,
February    NameBit
              2023 Digital, Inc.
February
Page 2 22, 2023 Page 2
FirstName LastName
         considered the guidance in ASC 360.
Form 20-F Filed April 15, 2022

Hosting Agreements, page 50

3. Please refer to comments 3 and 5. To the extent that profit-sharing, variable performance fees or any other similar costs paid to hosting facilities are significant individually or in total, please revise future filings to quantify the amounts and provide additional disclosure regarding how the costs are determined to allow an investor to more clearly understand underlying trends and variability in your cost of revenue.
4. Please refer to comments 4 and 6. Please revise your summary of significant accounting policies in future filings to clarify, if true, that all costs related to hosting agreements are presented in cost of revenue.
Cost of Revenue, page 74

5. Please refer to comment 9. We note the significant variability in cost of revenue during
         2022, 2021 and 2020. In order to provide the information that is necessary for an investor to understand your results of operations, please tell us and revise future filings to quantify the main components of cost of revenue for each period presented and discuss the underlying drivers in the variability of the these costs of revenue and related trends. Refer to Items 5.A and 5.D of Form 20-F.
Item 15. Controls and Procedures, page 102

6. We note your response to comment 12 and re-issue the comment in part. Please tell us and revise future filings to discuss the estimated time remaining to complete each remediation action disclosed. Please also confirm that you will include the information provided in your prior response in future filings.
Digital Assets, page F-10

7. Please refer to comment 18. It appears that your pre January 1, 2022 policy to measure impairment based on the prices of digital assets on the reporting date is not consistent with the guidance in ASC 350. Please tell us how you considered if your misapplication of this accounting policy was an error, if the error was material to your financial statements prior to January 1, 2022 considering the guidance in SAB Topic 1M, and whether financial statement restatements and an amendment to your Form 20-F were warranted.
          Please ensure your provided materiality analysis includes both quantitative and qualitative considerations.
Digital asset mining, page F-12

8. Please refer to comments 1 and 21. We note that you generated revenue from several pool operators during 2021 and 2020, including Huobi, Poolin, and Antpool. Please quantify
 Erke Huang
Bit Digital, Inc.
February 22, 2023
Page 3
         for us the amount of mining pool fees charged to you during each period and tell us the nature of those fees. Also, please tell us how you presented these fees in your income statement, detail the accounting guidance you considered in making your determination and revise future filings to disclose your policy.
9. We note your disclosure that the fair value of the digital assets award received is determined using the quoted price of the related digital assets at the time of receipt, which is not materially different than the fair value at contract inception. Please tell us all the facts and circumstances and the relevant accounting guidance you considered in
         determining each    contract inception    including explaining when
and how often the
         criteria in paragraph ASC 606-10-25-1 is met to have a new contract. Also, explain the
         typical amount of time between    contract inception    and the time
of receipt and how you
         determined that the fair value between these two times was not materially different.
         Lastly, please clarify if you recognize revenue when you receive confirmation of the consideration you will receive or when you actually receive it and explain the typical amount of time between these two times. Please revise future filings as necessary to ensure your accounting policies are clear related to these areas.
General

10. Please refer to comment 2. Please confirm that you will include the information provided in your responses in future filings.
      You may contact William Schroeder at 202-551-3294 or Michael Volley at 202-551-
3437 with any questions.



FirstName LastNameErke Huang                                    Sincerely,
Comapany NameBit Digital, Inc.
                                                                Division of
Corporation Finance
February 22, 2023 Page 3                                        Office of
Crypto Assets
FirstName LastName